                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  June 2, 2004

                         Commission File Number: 0-22346

                                 HOLLINGER INC.
                (Translation of registrant's name into English)

                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing
          the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                 Yes [ ]  No [X]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                  EXHIBIT LIST

Exhibit  Description
-------  -----------

99.1 Press release, dated June 1, 2004, regarding the issuance of a management and insider cease trade order by the Ontario Securities
         Commission which prohibits certain current and former directors, officers and insiders of Hollinger Inc. from trading in securities of Hollinger Inc., subject to certain exceptions.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 2, 2004


                                      HOLLINGER INC.

                                      By  /s/ Peter G. White
                                          --------------------------------------
                                          Name:  Peter G. White
                                          Title: Co-Chief Operating Officer and
                                                 Secretary